UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33720 / December 18, 2019

In the Matter of	:
	:
BLACKSTONE ALTERNATIVE INVESTMENT FUNDS	:
BLACKSTONE ALTERNATIVE ALPHA FUND	:
BLACKSTONE ALTERNATIVE ALPHA FUND II	:
BLACKSTONE ALTERNATIVE ALPHA MASTER FUND	:
BLACKSTONE ALTERNATIVE ASSET MANAGEMENT L.P.	:
BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC	:
	:
345 Park Avenue, 28th Floor	:
New York, NY 10154	:
	:
(812-15021)	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(f) AND 21(b) OF THE ACT; UNDER
SECTION 12(d)(1)(J) OF THE ACT GRANTING AN EXEMPTION FROM SECTION
12(d)(1) OF THE ACT; UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2), AND 17(a)(3) OF THE ACT; AND
UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT TO PERMIT
CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS

Blackstone Alternative Investment Funds, Blackstone Alternative Alpha Fund, Blackstone
Alternative Alpha Fund II, Blackstone Alternative Alpha Master Fund, Blackstone Alternative
Asset Management L.P., and Blackstone Alternative Investment Advisors LLC filed an
application on April 18, 2019, and an amendment on September 5, 2019. Applicants requested
an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption
from sections 18(f) and 21(b) of the Act, under section 12(d)(1)(J) of the Act for an exemption
from section 12(d)(1) of the Act, under sections 6(c) and 17(b) of the Act for an exemption from
sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act, and under section 17(d) of the Act and rule
17d-1 under the Act to permit certain joint arrangements and transactions. The order permits
certain registered management investment companies to participate in a joint lending and
borrowing facility.

On November 22, 2019, a notice of the filing of the application was issued (Investment
Company Act Release No. 33703). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is consistent with and appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and the general purposes of the Act.

It is further found that the participation of each registered investment company in the proposed credit facility is consistent with the provisions, policies, and purposes of the Act, and not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Blackstone Alternative Alpha Fund, *et al.,* (File No. 812-15021),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 18(f) and 21(b) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from section 12(d)(1) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemptions from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the proposed transactions are approved, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary